                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             NATIONAL-OILWELL, INC.
                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share
                         (Title of Class of Securities)

                                   637071-10-1
                                 (CUSIP Number)

                                 March 13, 2000
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)

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CUSIP No.         637071-10-1

1)    Name of Reporting Person                                   DPI Oil Service
                                                                 Partners
                                                                 Limited
      S.S. or I.R.S. Identification No. of Above Person          Partnership

2)    Check the appropriate box if a member of a Group           (a)  N/A
                                                                 (b)  X
3)    SEC Use Only

4)    Citizenship or place of organization                       U.S.A.

      Number of Shares           (5) Sole Voting Power           0
      Beneficially Owned         (6) Shared Voting Power         0
      by Each Reporting          (7) Sole Dispositive Power      0
      Person with                (8) Shared Dispositive Power    0

(9)   Aggregate Amount Beneficially Owned by
      Each Reporting Person                                      0

(10)  Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                    N/A

(11)  Percent of Class Represented by Amount in Row (9)          0.0%

(12)  Type of Reporting Person                                   PN

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CUSIP No.         637071-10-1

1)     Name of Reporting Person                                    DPI Partners II
       S.S. or I.R.S. Identification No. of Above Person

2)     Check the appropriate box if a member of a Group            (a)  N/A
                                                                   (b)  X
3)     SEC Use Only

4)     Citizenship or place of organization                        U.S.A.

       Number of Shares           (5) Sole Voting Power            0
       Beneficially Owned         (6) Shared Voting Power          0
       by Each Reporting          (7) Sole Dispositive Power       0
       Person with                (8) Shared Dispositive Power     0

(9)    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                       0

(10)   Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                     N/A

(11)   Percent of Class Represented by Amount in Row (9)           0.0%

(12)   Type of Reporting Person                                    PN

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CUSIP No.         637071-10-1

1)       Name of Reporting Person                                   Inverness/Phoenix
         S.S. or I.R.S. Identification No. of Above Person          LLC

2)       Check the appropriate box if a member of a Group           (a)  N/A
                                                                    (b)  X
3)       SEC Use Only

4)       Citizenship or place of organization                       U.S.A.

         Number of Shares           (5) Sole Voting Power           0
         Beneficially Owned         (6) Shared Voting Power         0
         by Each Reporting          (7) Sole Dispositive Power      0
         Person with                (8) Shared Dispositive Power    0

(9)      Aggregate Amount Beneficially Owned by
         Each Reporting Person                                      0

(10)     Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares                                    N/A

(11)     Percent of Class Represented by Amount in Row (9)          0.0%

(12)     Type of Reporting Person                                   CO

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CUSIP No.         637071-10-1

1)       Name of Reporting Person                                      W. McComb Dunwoody
         S.S. or I.R.S. Identification No. of Above Person

2)       Check the appropriate box if a member of a Group              (a)  N/A
                                                                       (b)  X
3)       SEC Use Only

4)       Citizenship or place of organization                          U.S.A.

         Number of Shares           (5)  Sole Voting Power             757,811
         Beneficially Owned         (6)  Shared Voting Power           0
         by Each Reporting          (7)  Sole Dispositive Power        757,811
         Person with                (8)  Shared Dispositive Power      0

(9)      Aggregate Amount Beneficially Owned by
         Each Reporting Person                                         757,811

(10)     Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares                                       X

(11)     Percent of Class Represented by Amount in Row (9)             1.1%

(12)     Type of Reporting Person                                      IN

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CUSIP No.         637071-10-1

1)       Name of Reporting Person                                      James C. Comis III
         S.S. or I.R.S. Identification No. of Above Person

2)       Check the appropriate box if a member of a Group              (a)  N/A
                                                                       (b)  X
3)       SEC Use Only

4)       Citizenship or place of organization                          U.S.A.

         Number of Shares           (5)  Sole Voting Power             116,182
         Beneficially Owned         (6)  Shared Voting Power           0
         by Each Reporting          (7)  Sole Dispositive Power        116,182
         Person with                (8)  Shared Dispositive Power      0

(9)      Aggregate Amount Beneficially owned by
         Each Reporting Person                                         116,182

(10)     Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares                                       X

(11)     Percent of Class Represented by Amount in Row (9)             0.2%

(12)     Type of Reporting Person                                      IN

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
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:
                  National-Oilwell, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  10000 Richmond Avenue, 4th Floor
                  Houston, Texas  77042-4200

Item 2(a).        Name of Persons Filing:
                  DPI Oil Service Partners Limited Partnership
                  DPI Partners II
                  Inverness/Phoenix LLC
                  W. McComb Dunwoody
                  James C. Comis III

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  660 Steamboat Road
                  Greenwich, CT  06830

Item 2(c).        Citizenship:
                  U.S.A.

Item 2(d).        Title of Class of Securities:
                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:
                  637071-10-1

Item 3. This statement was filed originally pursuant to Rule 13d-1(d). This Amendment No. 1 is filed pursuant to Rule 13d-2(b).

Item 4.  Ownership

                  (a) Amount Beneficially Owned: DPI Oil Service Partners
                      Limited Partnership, DPI Partners II and Inverness/Phoenix LLC now beneficially own zero shares of National-Oilwell, Inc. common stock. W. McComb Dunwoody now beneficially owns 757,811 shares of National-Oilwell, Inc. common stock, including 9,948 shares which are subject to stock options held by Mr. Dunwoody which are presently exercisable or will become exercisable within 60 days. Such 757,811 shares excludes 117,379 shares of National-

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                      Oilwell, Inc. common stock owned by McKaCo Trust, a trust
                      for the benefit of Mr. Dunwoody's children, with respect to which Mr. Dunwoody is not a trustee nor does he have any beneficial interest and with respect to which Mr. Dunwoody disclaims beneficial ownership. The number of shares beneficially owned by W. McComb Dunwoody also excludes 104,170 shares of National-Oilwell, Inc. common stock owned by the Dunwoody 1998 Annuity Trust, a grantor trust of which Mr. Dunwoody's wife is the sole trustee. Mr. Dunwoody and his children have beneficial interests in such trust, however, Mr. Dunwoody disclaims beneficial ownership of the shares of stock owned by such trust. Mr. Dunwoody has sold to such trust an option to purchase 200,000 shares of the National-Oilwell, Inc. common stock beneficially owned by Mr. Dunwoody. James C. Comis III now beneficially owns 116,182 shares of National-Oilwell, Inc. common stock, including 9,948 shares which are subject to stock options held by Mr. Comis which are presently exercisable or will become exercisable within 60 days. Such 116,182 shares excludes 106,234 shares of National-Oilwell, Inc. common stock owned by the wife of James C. Comis III with respect to which Mr. Comis disclaims beneficial ownership.

                  (b) Percent of Class: DPI Oil Service Partners Limited
                      Partnership, DPI Partners II and Inverness/Phoenix LLC now beneficially own 0.0% of the outstanding common stock of National-Oilwell, Inc. W. McComb Dunwoody now beneficially owns approximately 1.1% of the outstanding common stock of National Oilwell, Inc. James C. Comis III now beneficially owns approximately 0.2% of the outstanding common stock of National Oilwell, Inc.

                  (c) Number of shares as to which such persons have:
                      (i) sole power to vote or to direct the vote: DPI Oil Service Partners Limited Partnership, DPI Partners II and Inverness/Phoenix LLC now have sole power to vote or to direct the vote with respect to zero shares of National-Oilwell, Inc. common stock. W. McComb Dunwoody now has sole power to vote or to direct the vote with respect to 757,811 shares of National-Oilwell, Inc. common stock. James C. Comis III now has sole power to vote or to direct the vote with respect to 116,182 shares of National-Oilwell, Inc. common stock.

                      (ii)  shared power to vote or to direct the vote: 0

                      (iii) sole power to dispose or to direct the disposition
                            of: DPI Oil Service Partners Limited Partnership, DPI Partners II and Inverness/Phoenix

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
                            LLC now have sole power to dispose or to direct the disposition with respect to zero shares of National-Oilwell, Inc. common stock. W. McComb Dunwoody now has sole power to dispose or to direct the disposition with respect to 757,811 shares of National-Oilwell, Inc. common stock. James C. Comis III now has sole power to dispose or to direct the disposition with respect to 116,182 shares of National-Oilwell, Inc. common stock.

                      (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.
                  As a result of a complete liquidation of DPI Oil Service Partners Limited Partnership and a complete liquidation of DPI Partners II through the distribution to the partners of such partnerships of all shares of Common Stock of National-Oilwell, Inc. which were owned by such partnerships, the persons who originally filed the Schedule 13G being amended hereby have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  Not applicable.

Item 8. Identification and Classification of Members of the Group.
                  The persons who originally filed the Schedule 13G no longer constitute a group.

Item 9. Notice of Dissolution of Group.
                  The persons who originally filed the Schedule 13G no longer constitute a group. All further filings with respect to transactions in the security will be filed, if required, by such persons in their respective individual capacities.

Item 10.          Certification.
                  Not applicable (statement is filed pursuant to Rule 13d-1(d)).


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                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the following certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000


                                    /s/ W. McComb Dunwoody
                                    --------------------------------------------
                                    DPI Oil Service Partners Limited Partnership
                                    By Inverness/Phoenix LLC, its managing
                                    general partner
                                    By its President


                                    /s/ W. McComb Dunwoody
                                    --------------------------------------------
                                    DPI Partners II
                                    By Inverness/Phoenix LLC, its managing
                                    general partner
                                    By its President


                                    /s/ W. McComb Dunwoody
                                    --------------------------------------------
                                    Inverness/Phoenix LLC
                                    By its President


                                    /s/ W. McComb Dunwoody
                                    --------------------------------------------
                                    W. McComb Dunwoody


                                    /s/ James C. Comis III
                                    --------------------------------------------
                                    James C. Comis III


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